FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December,2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:    Regains Full Rights to CDP870

Embargoed for release at 8am

1st December 2003

CELLTECH GROUP PLC

CELLTECH REGAINS FULL RIGHTS TO CDP 870 FROM PFIZER

Celltech Group plc (LSE: CCH; NYSE: CLL) today announces that it will regain full rights to CDP 870, its PEGylated anti-TNF-alpha antibody fragment, from Pfizer during early 2004. Following Pfizer's request to renegotiate with Celltech the financial terms of the collaboration, Celltech indicated that it was unwilling to make material changes to the terms of its agreement, originally established with Pharmacia in March 2001. As a consequence, Pfizer has given Celltech 90 days notice of termination of its rights to CDP 870 as provided under the agreement, following which period all product development and commercialisation rights and all programme information will revert to Celltech. Pfizer has indicated that it will fully support the transfer of such material to Celltech during the 90 day period.

Future plans for CDP 870

Celltech management believes that by regaining full control of CDP 870, the company has a unique opportunity to generate significant incremental value from its key near term asset. Celltech recently held a U.S. investigator meeting to initiate Phase III trials with CDP 870 in Crohn's disease, and now intends to explore further specialist focused indications where TNF inhibitors have shown substantial promise, such as psoriasis, psoriatic arthritis and ankylosing spondylitis. Celltech did not have rights to explore these indications within the original agreement with Pharmacia. In parallel, Celltech will in the next few weeks review whether to out-license rights to rheumatoid arthritis to a new partner or to develop this indication in-house. Expressions of interest have been received from a number of global pharmaceutical and biotechnology companies since the previous announcement on 13th November.

Dr Goran Ando, Chief Executive Officer of Celltech, commented: "We are pleased with the professional and supportive attitude of Pfizer which has allowed us to rapidly conclude our discussions, and are absolutely delighted to have regained full control of CDP 870 at an advanced stage of its development. We will work quickly to determine the optimal development and commercialisation strategies in order to maximise the value of this programme to Celltech. In this regard, our strong financial profile and commercial infrastructure will afford us significant flexibility in accessing the opportunities for CDP 870."

Contacts:

Dr Goran Ando                        Chief Executive Officer                                       (44) (0)1753 534655
Peter Allen                                Deputy CEO and CFO
Richard Bungay                         Director of Corporate Communications

Jon Coles                                  Brunswick (London)                                           (44) (0)20 7404 5959
Wendel Carson                         Brunswick (London)

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an innovative development pipeline funded by its profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

Celltech desires to take advantage of the 'Safe Harbor' provisions of the US Private Securities Litigation Reform Act of 1995, with respect to forward-looking statements contained within this document. In particular certain statements with regard to the ability of Celltech to successfully develop and launch CDP 870 in Crohn's disease and rheumatoid arthritis independently, including funding of these activities, the ability of Celltech to enter into new collaborative agreements for CDP 870 on acceptable terms or at all, and the ability of Celltech to successfully develop CDP 870 in other new disease indications and the likely efficacy of CDP 870 in these disease indications, are all forward-looking in nature. By their nature forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. In addition to factors set forth elsewhere in this document, the following factors, although not exhaustive, could cause actual results to differ materially from those the Company expects: unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, results from clinical trials, studies and investigations that are inconsistent with previous results and the Company's expectations, failure to obtain and maintain required approvals for products from governmental authorities, unavailability of raw materials or other interruptions in production or product distribution both internal and external, unexpected difficulties in the scale-up of production to viable commercial levels, unexpected fluctuations in production yields for development products or marketed products, inability of the Company to market existing and new products effectively, the failure of the Company's development, manufacturing and marketing partners to perform their contractual obligations and the risk of substantial product liability claims. Other factors that could affect these forward-looking statements are described in the Company's reports filed with the US Securities and Exchange Commission. The forward-looking statements included in this document represent the Company's best judgment as of the date hereof based in part on preliminary information and certain assumptions which management believes to be reasonable. The Company disclaims any obligation to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 01 December, 2003